U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Chavkin                         Arnold                         L.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


American Tower Corporation ("AMT")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

December 9, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing Report-    Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    ed Trans-      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             actions       (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
                                                                                                  and 4)
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

Class A Common Stock    N/A              N/A            N/A             N/A         N/A    N/A      121,719        I        (FN 1)
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Class A Common Stock    N/A              N/A            N/A             N/A         N/A     N/A     3,584,960      I        (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                       10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or                                Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-        3A.Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,if  Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    any      (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/ (Month/     8)      4 and 5)      Date     Expira-         Number    ity      rted      (I)    ship
Security       Secur-  Day/     Day/     ------   ------------   Exer-    tion            of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)    Year)    Code V    (A)   (D)     cisable  Date    Title   Shares     5)      ion(s)     4)     4)
                                                                                                             (Instr. 4)
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

Class C Non                                                                     Class A
Voting Common                                                                   Common
Stock          1 for 1  N/A      N/A     N/A  N/A  N/A  N/A     (FN 3)          Stock      2,267,813  -0-    2,267,813   I    (FN 1)
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Options to     $9.09    N/A      N/A     N/A  N/A  N/A  N/A     (FN 5)   1/1/07 Class A    15,539     -0-     15,539     D    (FN 4)
purchase                                                                        Common
Class A Common                                                                  Stock
Stock
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Options to      $10.00  N/A     N/A      N/A  N/A  N/A  N/A     (FN 5)   1/7/08 Class A     25,000    -0-     25,000     D    (FN 4)
purchase                                                                        Common
Class A Common                                                                  Stock
Stock
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Options to      $23.75  N/A     N/A      N/A  N/A  N/A  N/A     12/1/99 12/1/08 Class A     25,000    -0-     25,000     D    (FN 4)
purchase                                                                        Common
Class A                                                                         Stock
Common Stock
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Options to     $30.63   N/A     N/A      N/A  N/A  N/A  N/A     9/21/00 9/21/10 Class A     15,000    -0-     15,000     D    (FN 4)
purchase                                                                        Common
Class A                                                                         Stock
Common Stock

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Options to     $23.8125 N/A     N/A      N/A  N/A  N/A  N/A    11/11/00 11/11/09Class A     25,000    -0-     25,000     D    (FN 4)
purchase                                                                        Common
Class A                                                                         Stock
Common Stock

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Options to     $5.91   N/A      N/A      N/A  N/A  N/A N/A     1/8/02    1/8/11 Class A    5,000      -0-      5,000      D   (FN 4)
purchase                                                                        Common
Class A                                                                         Stock
Common Stock
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Options to     $3.04   12/9/02  N/A      A         10,000      (FN 6)   12/9/12 Class A    10,000      -0-     10,000      D  (FN 4)
purchase                                                                        Common
Class A                                                                         Stock
Common Stock
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
Explanation of Responses:


(1) The amounts shown in line 1 of Table I and in Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners
(BHCA), L.P. ("JPM BHCA"), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of JPMP Capital Corporation, the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA. Mr. Chavkin disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.

(2) These shares are owned by J.P. Morgan Partners (23A SBIC), LLC, an affiliate of JPM BHCA. Mr. Chavkin disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3) Each share of Class C Common Stock is convertible into one share of Class A Common Stock at the option of the holder upon the occurrence of certain events.

(4) Stock option grant for non-employee directors issued pursuant to the 1997 American Tower Stock Option Plan. The reporting person is obligated to exercise these options at the request of, and to transfer the shares issued thereunder to, JPM BHCA. The reporting person disclaims beneficial ownership of the options and any shares issuable upon their exercise to the extent such ownership exceeds his pecuniary interest therein.

(5) Exercisable in 20% annual increments beginning the first anniversary of original grant date.

(6) Exercisabe in 25% cummulative annual increments beginning December 9, 2003.



/s/  Arnold L. Chavkin                                        12/11/02
---------------------------------------------            -----------------------
     Arnold L. Chavkin                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.